

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2014

Via E-mail

William L. Hedgepeth II
President and Chief Executive Officer
New Century Bancorp, Inc.
700 W. Cumberland Street
Dunn, North Carolina 28334

      **Re:    New Century Bancorp, Inc.**
                **Amendment No. 1 to Registration Statement on Form S-4**
                **Filed March 28, 2014**
                **File No. 333-193375**

Dear Mr. Hedgepeth:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Select Bancorp Directors and  Officers  have Financial Interests in the Merger… page 71

1. We restate the comment in part. Please expand to provide total quantification by person. Consider a table listing each person, each financial interest and quantification by person and a total column for total dollar value of financial interests for each person.

Part II

Exhibit 5

2.  Revise the last paragraph to remove the word "solely" or to otherwise remove the limitation on reliance by person.

Exhibit 8.1

3.  Paragraph 6 of the opinion seems inconsistent with your obligation under Item 601(b) to provide a tax opinion on the material federal income tax consequences of the merger to shareholders. Please revise or advise.


We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Please refer to Rules 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Benjamin Phippen, Staff Accountant, at 202-551-3697 or Michael Volley, Staff Accountant, at 202-551-3437, if you have questions regarding financial statements and related matters.  Please contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel
Office of Financial Services